

BD 12/13

SEC 07008482 MISSION

Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
DEC 04 2007
WASH. D.C.
186
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURRAY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE LOOP 323, SUITE 200
(No. and Street)

TYLER (City) TX (State) 75701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY V. MURRAY (903) 561-5588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHNSON, JOHN MICHAEL
(Name – *if individual, state last, first, middle name*)

1820 SHILOH RD., STE. 1501 (Address) TYLER (City) TX (State) 75703 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TDA

OATH OR AFFIRMATION

I, GARY V. MURRAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURRAY SECURITIES, INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARGARET A. WOODARD
MY COMMISSION EXPIRES
OCTOBER 19, 2008

Signature

Pres.

Title

Margaret A. Woodard 11/30/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURRAY SECURITIES, INC.

FINANCIAL STATEMENTS TOGETHER WITH AUDITOR'S REPORT AND LETTER TO MANAGEMENT ON INTERNAL ACCOUNTING CONTROL

SEPTEMBER 30, 2007

MURRAY SECURITIES, INC.
TABLE OF CONTENTS

J MICHAEL JOHNSON
CERTIFIED PUBLIC ACCOUNTANT
1820 SHILOH ROAD, STE 1501
TYLER, TEXAS 75703
www.jmjcpa.com

MEMBER OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTS

(903) 581-1688
FAX (903) 534-0190
jmjcpa@tyler.net

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Murray Securities, Inc.

I have audited the accompanying statement of financial condition of Murray Securities, Inc. as of September 30, 2007 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Murray Securities, Inc. at September 30, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



J. Michael Johnson
November 27, 2007

MURRAY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Current Assets	
Cash	$ 0
Marketable investments	95,403
Deposits with clearing organizations	10,373
Receivable from clearing organizations	4,448
Receivable – other	1,764
Prepaid rent	3,903
Prepaid insurance	699
Total Current Assets	116,590
Furniture, Equipment and Leasehold Improvements at cost, Less Accumulated Depreciation of $823	22,425
Total Assets	$ 139,015

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 855
Accounts payable – shareholder	313
Payroll taxes payable	138
Income taxes payable	8,066
Total Current Liabilities	9,372
Deferred income taxes	3,141
Stockholders' Equity	
Capital Stock, No Par Value 10,000 Shares Authorized, 500 Shares Issued and Outstanding	10,000
Paid in Capital	60,000
Retained Earnings	56,502
TOTAL STOCKHOLDER'S EQUITY	126,502
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 139,015

See accountant's report and accompanying notes.

MURRAY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Revenues	
Commissions	$ 407,472
Trading profits	1,375
Investment advisory fees	1,188
Interest income	30,028
Membership fees refunded	35,000
Total Revenue	475,063
Expenses	
Employee compensation and benefits	314,813
Clearance and quotation fees	28,925
Occupancy	19,520
Retirement plan	8,731
Taxes	14,018
Advertising	689
Depreciation	823
Interest	52
General and administrative	19,783
Total Expenses	407,354
Income before income taxes	67,709
Provision for Income Tax	11,207
Net Income	$ 56,502

See accountant's report and accompanying notes.

MURRAY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	Common Stock	Paid in Capital	Retained Earnings	Total
Balances at October 17, 2006	$ 0	$ 0	$ 0	$ 0
Additions during year	10,000	60,000	0	70,000
Net Income	0	0	56,502	56,502
Balances at September 30, 2007	$ 10,000	$ 60,000	$ 56,502	$ 126,502

See accountant's report and accompanying notes.

MURRAY SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Subordinated liabilities at October 1, 2006	$ None
Increases	None
Decreases	None
Subordinated liabilities at September 30, 2007	$ None

See accountant's report and accompanying notes.

MURRAY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 56,502
ADJUSTMENTS TO RECONSILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Depreciation	823
(Increase) decrease in operating assets:	
Deposits with clearing organizations	(10,373)
Receivable from clearing organizations	(4,448)
Receivable – other	(1,764)
Prepaid expenses	(4,602)
Deferred income tax benefits	
Increase (decrease) in operating liabilities:	
Accounts payable	1,168
Accrued liabilities	138
Federal income taxes payable	8,066
Deferred income taxes	3,141
Net Cash Provided By Operating Activities	48,651
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(23,248)
Increase in marketable investments	(95,403)
Net Cash Used By Investing Activities	(118,651)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	70,000
Net Cash Provided by Financing Activities	70,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 0

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$ 53
Income taxes paid	$ 0

See accountant's report and accompanying notes.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Murray Securities, Inc. (the Company) was incorporated under the laws of the State of Texas on October 17, 2006. The company intends to act as a broker/dealer in certain securities as allowed by the Securities and Exchange Commission ("S.E.C.") and the National Association of Securities Dealers ("N.A.S.D."). The Company received approval from N.A.S.D. to be a registered broker/dealer effective April 4, 2007.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Depreciation of $823 has been charged to expense for the year ended September 30, 2007. Depreciation for income tax purposes totaled $16,271.

Securities Transactions

Murray has an arrangement with Southwest Securities, Inc. in Dallas, Texas, through which securities transactions are cleared. Murray receives commissions from Southwest Securities, Inc. net of any clearance fees.

Marketable Securities

Marketable securities consist of money market and debt securities. The Company classifies these as trading securities based on its intent to sell them in the near term. These securities are reported at fair value, with unrealized gains and losses included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Statement of Cash Flows

The Company's daily cash transactions are conducted through a money market account. Regulatory agencies require that these accounts be subject to special deductions for net capital computations. Therefore, the money market account is not considered a cash equivalent.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Because it is at least reasonably possible that a change in estimate will occur in the near term, actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards SFAS No. 109 which requires recognition of deferred tax liabilities and assets for

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES(continued)

the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of asserts and liabilities using enacted tax rates. Income tax benefit for the year ending September 30, 2007 is due to the recognition of deferred income taxes for the difference in book and tax depreciation. The Company's net deferred tax liability of $3,141 consists of the difference in book and tax depreciation.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $689 for the year ending September 30, 2007.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007 the Company had net capital of $97,060, which was $47,060 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.96 to 1.

NOTE C – COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company clears customer transactions with Southwest Securities, Inc. in Dallas, Texas. Should customers default or otherwise fail to perform, Murray Securities, Inc. is obligated to close the transaction and bear any resulting loss. It is reasonably possible that a change in estimate will occur in the near term. An estimate of possible loss or range of loss cannot be made. At September 30, 2007, there was no liability for any such loss. In the normal course of business there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE D – CONCENTRATIONS OF CREDIT RISK

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions in Texas. In the even the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the coumterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE E – RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees (Simple) that covers all employees who have received at least $5,000 in compensation during the preceding two years. The Company matches the employee salary deferrals up to 3% of annual compensation. Salary deferrals under Simple Plans for 2007 are limited to $14,000 for employees fifty years of age or over and $10,500 for employees under fifty years of age.

NOTE F – OPERATING LEASES AND RENTALS

The Company leases its office space under a operating lease dated January 1, 2007, requiring monthly lease payments of $3,904. The lease is for a for thirty six (36) months terminating on December 31, 2009 with an option to renew for an addition thirty six (36) months. The payments for facility lease for the year ended September 30, 2007, totaled $19,520. The following is a schedule of future minimum lease payments for the year ending September 30, 2007:

Year ending September 30,	
2008	$ 46,848
2009	46,848
2010	11,712
Total	$ 105,408

J MICHAEL JOHNSON
CERTIFIED PUBLIC ACCOUNTANT
1820 SHILOH ROAD, STE 1501
TYLER, TEXAS 75703
www.jmjcpa.com

MEMBER OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTS

(903) 581-1688
FAX (903) 534-0190
jmjcpa@tyler.net

November 27, 2007

The Board of Directors
Murray Securities, Inc.

In planning and performing my audit of the financial statements of Murray Securities, Inc., for the year ended September 30, 2007 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 7a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions for customer securities, I did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities that I believe to be material weaknesses as defined above. I understand that practices and

procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17-a5 (g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



J. Michael Johnson
Certified Public Accountant

MURRAY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007

NET CAPITAL

Total stockholders' equity	$ 126,502
Deduct equity not allowable for Net Capital	0
Total equity qualified for Net Capital	126,502
ADD:	
Subordinated borrowings allowable in computation of net capital	0
Other deductions and allowable credits	0
Total Capital and allowable subordinated liabilities	126,502
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Receivable from stockholders	0
Receivable – other	1,764
Equipment net of depreciation	22,425
Prepaid expenses	4,603
	28,792
Current note Deficiency	0
Commodity futures, contracts and spot commodities proprietary capital changes	0
Other deductions and/or charges	0
Other additions and/or allowable credits	0
Net Capital before haircuts on securities positions	97,710
HAIRCUTS ON SECURITIES (Computed where applicable pursuant to 15-c-3-1 (f)	
Contractual securities commitments	0
Subordinated securities borrowings	0
Trading and investment securities:	
Exempted securities	0
Debt Securities	0
Options	0
Other securities	650
Undue Concentration	0
Other	0
	650
NET CAPITAL	$ 97,060

MURRAY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007

AGGREGATE INDEBTEDNESS

Item included in consolidated statement of financial condition:	
Short-term bank loans	0
Drafts payable	0
Payable to brokers and dealers	0
Payable to clearing broker	0
Payable to customers	0
Other accounts payable and accrued expenses	9,372
Item not included in consolidated statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total Aggregate Indebtedness	$ 9,372

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required:	
Company	1,172
TOTAL	$ 1,172
Excess Net Capital At 1,500%	$ 96,591
Excess Net Capital At 1.000%	$ 95,186
Ratio: Aggregate Indebtedness to Net Capital	0.96 to 1

Reconciliation with company's computation included in Part II of Form X-17A-5 as of September 30, 2007	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 94,918
Difference to offsetting various assets accounts against related liabilities	2,856
Audit adjustment to record prepaid expenses	(699)
Audit adjustment to record additional net fixed assets	(1,784)
Other audit adjustments net	1,769
Net Capital per above	$ 97,060

MURRAY SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c 3-3
AS OF SEPTEMBER 30, 2007

Exemption From Reserve Requirements Under Rule 15c 3-3

Murray Securities, Inc. claims exemption from the reserve requirements under Rule 15c 3-3 based upon section 15c 3-3 (K) (2) (ii) because Murray Securities, Inc.:

1. Has not carried nor intends to carry margin accounts,

2. Has not held and does not intend to hold customer funds or securities,

3. Has not owed and does not intend to owe money or securities to customers,

4. Anticipates participation in underwriting on a "best efforts" basis and will promptly forward to an independent escrow agent customers' checks, notes and other evidences of indebtedness,

5. And otherwise fully complies with the exempting provisions of Rule 15c 3-3 (K) (2) (ii).

MURRAY SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3
AS OF SEPTEMBER 30, 2007

Exemption From Information Relating to Possession or Control Requirements

Murray Securities, Inc. claims exemption from information relating to possession or control requirements under Rule 15c 3-3 (K) (2) (ii) because Murray Securities, Inc.:

1. Has not carried nor intends to carry margin accounts,
2. Has not held and does not intend to hold customer funds or securities,
3. Has not owed and does not intend to owe money or securities to customers,
4. Anticipates participation in underwriting on a "best efforts" basis and will promptly

   forward to an independent escrow agent customers' checks, notes and other evidences of indebtedness,
5. And otherwise fully complies with the exemptive provisions of Rule 15c 3-3 (K)(2) (ii).

END